Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115

June 5, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Dillon Haigus

Re: Athersys, Inc. Registration Statement on Form S-3 (Registration No. 333-272254)

Ladies and Gentlemen:

On behalf of Athersys, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of Registration Statement on Form S-3 (File No. 333-272254) of the Company be accelerated to 4:00 p.m. Eastern Time on June 7, 2023, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

ATHERSYS, INC.

By: /s/ Kasey Rosado
Name: Kasey Rosado
Title: Interim Chief Financial Officer

cc: Michael J. Solecki, Esq.
Athersys, Inc. 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634 Phone 216.431.9900 Fax 216.361.9495